September 13, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attention: Mr. Kevin Kuhar
Re: Insulet Corporation
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 9, 2010
Amendment No. 1 to Form 10-K filed August 9, 2010
Form 10-Q for the Fiscal Quarter ended March 31, 2010
File No. 001-33462
Dear Ladies and Gentlemen:
This letter is being furnished on behalf of Insulet Corporation (the “Company”) in response to comments in the letter dated August 27, 2010 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Brian Roberts, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2009 that was filed March 9, 2010 and the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2010.
On September 1, 2010, we responded to Comment No.1. In this Letter, we are now responding to Comment Nos. 2-4.
To facilitate your review of our response, we have repeated in full your comments in italics below.
Amendment no. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009
Note 16. Restatement of Previously Issued Financial Statements,, page F-23
2.	We note that on August 4, 2010, you filed an Item 4.02 Form 8-K announcing that your financial statements for the fiscal year ended December 31, 2009 and fiscal quarters ended September 30, 2009 and March 31, 2010 should no longer be relied upon and subsequently filed amendments to your Form 10-K and March 31, 2010 Form 10-Q. You determined that the September 2009 amendment to your Facility Agreement which was originally accounted for as a debt extinguishment should have been treated as a loan modification. Please respond to the following:

•	Describe for us in detail how you originally accounted for the debt extinguishment and how you subsequently determined loan modification treatment was appropriate.

•	Tell us why you concluded that no amendment to your Form 10-Q for the fiscal quarter ended September 30, 2009 was required to be filed.
RESPONSE: In March 2009, we executed a debt agreement with Deerfield Partners (“Deerfield”) to provide us with up to $60 million in debt financing. In September 2009, we sold shares of our common stock to Deerfield, repaid in full the initial amount borrowed and amended certain terms of the debt agreement. In the table below, we highlight the key terms between the original and amended debt agreements.

Original	Amended
$60 million facility with $27.5 million drawn down upon signing. Remaining $32.5 million to be made available in tranches of $6.5 million each as certain performance milestones were achieved.	Sold 2.84 million shares of our common stock to Deerfield at a price per share of $9.68. Repaid the initial $27.5 million drawn from the $60 million facility. Drew down remaining $32.5 million immediately with no associated performance requirements.

Warrants to purchase 3.75 million shares of our common stock initially granted upon signing at $3.13 strike price.	No additional warrants issued upon signing of amendment

Interest: 9.75% on drawn amounts; 2.75% on undrawn amounts	Interest: 8.5% on drawn amounts; no undrawn amounts remaining

Issuance of warrants to purchase 300,000 shares of common stock for each additional $6.5 million drawn (maximum of 1,500,000). Warrants to be priced based upon 20 day weighted average upon notice by Company of desire to draw down a tranche of funds.
No warrants associated with draw of $32.5 million. The warrants to purchase 1.5 million shares of our common stock that would have been issued under the original facility were eliminated.

Amounts can be repaid at any time prior to September 2012	Prepayment penalty of up to 5% of principal based on timing of prepayment
At the time of the modification we considered the guidance in ASC 470-50-40 (formerly EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”). We performed a calculation considering the change in the present value of the cash flows and determined that the change in the present value of the cash flows under the terms of the amended debt instrument was greater than 10% from the present value of the remaining cash flows under the terms of the original instrument. Accordingly, the debt was considered to be extinguished, and we recorded a charge of approximately $7.6 million in the period ended September 30, 2009 to write-off the remaining debt discount and issuance costs related to the original debt on the balance sheet to interest expense.
In June 2010, we entered into a second amendment with Deerfield to modify additional terms of the debt agreement. While finalizing the accounting for this amendment in connection with the filing of the Form 10-Q for the quarter ended June 30, 2010, we revisited the calculation from September 2009 and determined that we did not appropriately consider the present value of the cash flows for the original and amended debt arrangements under various prepayment scenarios as required by ASC 470-50-40-12 c. The calculation used to determine the change in present value of the cash flows under the amended debt arrangement compared to the original debt arrangement, including the effective interest rate, was not correct. Therefore, we revised the present value calculations for the various prepayment scenarios utilizing the appropriate interest rates and determined that at September 2009, we did not have a change greater than 10% in the present value of the remaining cash flows in all scenarios. As such, the first amendment should have been treated as a modification of the original debt and not as an extinguishment of debt. Under the terms of a debt modification, the debt discount and related issuance costs incurred in the original borrowing as well as any additional debt discount and related fees related to the amended borrowing should be amortized to interest expense over the remaining term of the debt agreement.
As a result, we should not have recorded the $7.6 million debt extinguishment charge in the period ended September 30, 2009. Rather, the discount will continue to be amortized to interest expense over the remaining term of the amended debt agreement. In addition, we initially recorded a $1.8 million discount on the shares sold in September 2009 in connection with the repayment of the original borrowings as a discount on the equity issued. In accordance with ASC 470-50-40-3, the equity issued should have been recorded at its fair value and the $1.8 million in excess of the amount of debt that was legally discharged has now been recorded as additional discount on the modified debt and will be recognized as additional interest expense over the life of the amended loan.
We performed an analysis of materiality considering both quantitative and qualitative measures for the periods impacted from the date of the amendment. The periods considered included the quarter ended September 30, 2009, the full year ended December 31, 2009 and the quarter ended March 31, 2010. For each period, we determined that the error was material to the financial statements. On August 9, 2010, we filed an amended Form 10-K/A for the year ended December 31, 2009 and an amended Form 10-Q/A for the quarter ended March 31, 2010. The 10-K/A included all financial information required to be restated related to the three and nine month periods September 30, 2009.
As noted in our Form 8-K filed on August 4, 2010, we determined that the previously filed financial statements for the quarter ended September 30, 2009, the year ended December 31, 2009 and the quarter ended March 31, 2010 should no longer be relied upon. Accordingly, on August 9, 2010, we filed an amended Form 10-K/A for the year ended December 31, 2009 and an amended Form 10-Q/A for the quarter ended March 31, 2010. The Form 10-K/A filed to amend the 2009 results included the restated amounts and disclosures for both the quarter ended September 30, 2009 (unaudited) as well as the year ended December 31, 2009. Once the

Form 10-K/A was filed, we are no longer required to incorporate by reference our Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 or September 30, 2009 into any subsequent filings. In addition, we reviewed recent amended filings of other SEC registrants including athenahealth, Inc. and GSI Group Inc., and noted that their Forms 10-K included the disclosures relating to the restated quarterly periods. Neither registrant filed amended Forms 10-Q for these restated quarterly periods. We believe that since we included the complete restated disclosures for the quarter ended September 30, 2009 in the Form 10-K/A, it was unnecessary to file an amended Form 10-Q for the quarter ended September 30, 2009.
Form 10-Q for the Quarterly Period Ended June 30, 2010
3.	We note your response to our prior comment 3. In addition to resolving any comments we may have to your confidential treatment request for Exhibit 10.1 to your Form 10-Q filed May 7, 2010, please ensure you have resolved any comments we may have to your confidential treatment request for Exhibit 10.1 to your Form 10-Q filed August 9, 2010.
RESPONSE: In response to the Staff’s comment, we have spoken with the Staff and are in the process of revising our amended and restated confidential treatment request which was submitted on July 22, 2010 and Exhibit 10.1, which we had filed on Form 10-Q filed on May 7, 2010, and we plan to submit a further amended and restated confidential treatment request and file a revised Exhibit 10.1 on Form 10-Q/A with the Commission by September 17, 2010 as discussed with the Staff. As of the date of this letter, we have not received any comments from the Staff with regard to our confidential treatment request for Exhibit 10.1 to our Form 10-Q filed on August 9, 2010. If we receive any comments from the Staff, we will respond to them promptly.
Note 1. Nature of the Business, page 6
4.	You disclose that you shipped product to your distributor but you have not recorded any revenue. Please tell us the significant terms of your distribution agreement with Ypsomed and explain how you are accounting for the agreement.
RESPONSE: On January 4, 2010, we entered into a distribution agreement (the “Agreement”) with Ypsomed Distribution AG (“Ypsomed”) pursuant to which Ypsomed becomes the exclusive distributor of our OmniPod Insulin Management System (the “OmniPod System”), with the right to promote, advertise, market, distribute and sell the OmniPod System in Australia, Belgium, China, Finland, France, Germany, Norway, Sweden, Switzerland, the Netherlands and the United Kingdom.
Significant Terms
•	Ypsomed has agreed to make minimum annual purchases of the OmniPod System. The remedy for Ypsomed’s failure to satisfy the applicable minimum purchase requirements is generally to convert Ypsomed to a non-exclusive distributor or, in certain circumstances, to terminate the Agreement.
•	We are responsible for supplying Ypsomed with product ordered via written purchase order at the fixed prices specified in the Agreement.

•	Payments are due from Ypsomed within 45 days from the date of the invoice.
•	Ypsomed has the right to set its own price to the customer.
•	Shipping terms are EXW (Incoterms 2000) at a facility designated by us in China or Massachusetts.
•	Ypsomed has also agreed to refrain from manufacturing, selling or distributing any other insulin infusion devices which adhere to a user’s skin. It is expected that the version of the OmniPod System distributed by Ypsomed will be co-branded with Ypsomed’s MYLIFE diabetes care brand.
•	Term of five years.
•	Fifteen months prior to the end of this term, the parties have agreed to negotiate in good faith to enter into an amendment to the Agreement which would include a renewal term.
•	Upon termination or expiration of the Agreement, we have agreed to pay certain termination/expiration fees. These fees would be based on sales of our products made during the twelve months following such termination or expiration to customers who had purchased our products from Ypsomed during the term of the Agreement. Upon determining that a termination or expiration of the Agreement is probable, we will accrue the estimated fees.
•	Subject to certain conditions, we have granted Ypsomed a right of first refusal relating to distribution rights in all other countries except the United States, Canada and Israel.
•	Under the Agreement, Ypsomed has no rights of return, stock balancing rights or price protection rights. Customers are provided with warranty rights commensurate with the warranties provided to customers in the United States.
Accounting
As disclosed in Note 1 to the Financial Statements, we recognize revenue from sales to distributors based on the revenue recognition criteria of Staff Accounting Bulletin 104 “Revenue Recognition” (“SAB 104”). Specifically, we recognize revenue at the time all of the following criteria are met:
•	Persuasive evidence of an arrangement exists
•	Delivery has occurred
•	Fees are fixed and determinable
•	Collection is reasonably assured
As there are additional complexities in transactions with distributors, we consider the following additional factors relating to these sales.
•	Whether the arrangement contains extended payment terms
•	Whether the payment terms coincide with the reseller’s sales to end customers
•	Whether collection of the fees associated with a reseller arrangement can be assessed as probable
•	Whether uncertainties about the potential number of delivered products that will be resold indicate that the amount of future returns cannot be reasonably estimated pursuant to the provisions of the rights of return guidance

•	Whether an arrangement with a reseller includes return, exchange, or stock balancing rights.
•	Whether a reseller arrangement requires a vendor to rebate or credit a portion of an arrangement’s fee if the vendor subsequently reduces its price for a product and the reseller still has rights with respect to that product (price protection rights)
•	Whether a vendor has induced a reseller to buy more product than can be promptly resold
•	Whether the arrangement includes either explicit or implicit commitments by the vendor to assist the reseller in reselling the product
•	Whether a transaction is complex, involving both a reseller and an end customer
•	The reseller’s bargaining strength
•	Other characteristics such as the vendor’s past business practices, the reseller’s operating history, competitive pressures, the environment of the geographic location of the reseller and side arrangements and informal communications
Each shipment to a distributor is evaluated against these criteria and once all conditions are met and complexities identified, revenue is recognized.
In regards to our international distributor, Ypsomed, we made our initial shipment of product for resell to Ypsomed on June 30, 2010. At the time of shipment, we deferred the revenue and related cost based on our consideration of the facts and circumstances of the transaction. The total value of the shipment was less than $300,000. Had this revenue been recognized in the second quarter of 2010, it would have represented approximately 1% of our revenue for the quarter. We made the determination to defer the revenue and associated costs based upon our review of the transaction against the four criteria and other considerations noted above.
Given that this is the first shipment of the product to Ypsomed, and we have recently ventured into international markets and started gaining operating experience with Ypsomed, we performed diligence to ensure collectability with Ypsomed. However, at the time of the initial shipment, we did not believe that we had sufficient operational or financial history with Ypsomed. Given the inherent risks with the use of distributors, our recent entry into international markets and the belief that it was prudent to gain operating experience with this distributor, we determined that we did not have reasonable assurance of collectability for this initial transaction at the time of shipment. Recognizing the factors noted above, we will periodically reassess whether we have sufficient evidence to recognize revenue related to Ypsomed.
*       *       *
On behalf of the Company, I hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings: and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.
Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (781) 457-4848 or by e-mail at broberts@insulet.com

Sincerely,
/s/ Brian Roberts
Brian Roberts
Chief Financial Officers

cc:	Raymond C. Zemlin, Esq. (Goodwin Procter LLP)